URANIUM RESOURCES, INC.	650 S. Edmonds Suite 108 Lewisville, TX 75067 972.219.3330 Phone 972.219.3311 Fax

September 22, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

        Re:  Uranium Resources, Inc.'s Registration Statement on Form SB-2 filed May 20, 2005; as amended by Pre-Effective Amendment No. 1 filed on August 15, 2005 and Pre-Effective Amendment No. 2 filed September 20, 2005 ("Registration Statement"), File No. 333-125106

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Uranium Resources, Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to September 26, 2005 at 10:00 a.m. EDT or as soon as possible thereafter.

        Uranium Resources, Inc. is aware of its obligations under the Securities Act of 1933, as amended. No underwriter was used for the offering and sale of the shares described in the Registration Statement; accordingly, no underwriter will join in this request for acceleration.

        In furtherance of our Acceleration Request, we herewith acknowledge that:

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  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  Uranium Resources, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
URANIUM RESOURCES, INC.
/s/ THOMAS H. EHRLICH

Thomas H. Ehrlich Chief Financial Officer